

Mail Stop 3561

August 25, 2009

<u>Via U.S. Mail</u>

Dirk A. Montgomery
Senior Vice President and Chief Financial Officer
2202 North Westshore Boulevard, Suite 500
Tampa, FL 33607

      Re: **OSI Restaurant Partners, LLC**
               Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2008
               Filed April 27, 2009
               File No. 001-15935

Dear Mr. Montgomery:

      We have reviewed your response to the comments in our letter dated May 4, 2009 and have the following additional comment. Please note that all page references below relate to Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2008.

<u>Item 15. Exhibits, Financial Statement Schedules, page 3</u>

1.   We note your response to our prior comment 1 and reissue in part. Please refile Exhibits 10.43 and 10.44 to include all attachments, schedules and exhibits in full as Item 601(b)(10) of Regulation S-K does not contain any materiality qualifiers. To the extent you believe that filing Exhibit A and Schedule 1.2 to the Master Lease Agreement would cause undue burden or expense, you can request a continuing hardship exemption under Rule 202 of Regulation S-T. Please refer to the guidance on our website for requesting such an exemption at http://www.sec.gov/info/edgar/cfedgarguidance.htm.

* * * * *

      As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3313 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal

cc: Suzanne K. Hanselman
        Fax: (216) 696-0740